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July 5, 2006
VIA EDGAR
Mr. Owen Pinkerton, Esq.
Mail Stop 4561
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Asset Capital Corporation, Inc. Registration Statement on Form S-11 Pre-Effective Amendment No. 2 filed on April 7, 2006 Registration No. 333-129087
Dear Mr. Pinkerton:
As counsel to Asset Capital Corporation, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-11 (File No. 333-129087) (the “Registration Statement”), together with exhibits, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated April 20, 2006.
For convenience of reference, each Staff comment contained in your April 20, 2006 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.
We have provided to each of you, Charito Mittelman, Steven Jacobs and Josh Forgione a courtesy copy of this letter and six courtesy copies of Amendment No. 3 filed by the Company on the date hereof, five copies of which have been marked to reflect changes made to Pre-Effective Amendment No. 2 to the Registration Statement filed with the Commission on April 7, 2006. The changes reflected in Amendment No. 3 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. All page references in responses are to pages of the blacklined version of Amendment No. 3. Capitalized terms used and not otherwise defined in this response letter

Mr. Owen Pinkerton, Esq.
July 5, 2006

that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.
Form S-11
Our Market, page 6
1.	We refer to your response to prior comment 4. The comment was meant to clarify that information you have provided for population and job growth in the area covers a specific time period that does not include figures for 2005. Please revise.

RESPONSE: The Company has revised the disclosure on page 7 of the prospectus in response to the Staff’s comment to clarify that the information provided for job growth, unemployment rates and median household income levels in the area covers a specific time period that does not include figures for 2005.
Current Assets and Pipeline, page 8
2.	Please revise the tables on pages 8 and 91 to include the total/weighted average annualized base rent per leased square foot for the properties you own.

RESPONSE: The Company has revised the disclosure on pages 8, 95 and 96 of the prospectus in response to the Staff’s comment to include the total/weighted average annualized base rent per leased square foot for properties the Company owns.
Our Formation Transactions, page 13
3.	We refer to your response to prior comment 8 of your letter dated April 7, 2006 and comment 39 of your letter dated March 23, 2006. It remains unclear how the transactions relating to your formation were complete prior to the filing of the registration statement. Specifically, with respect to the contribution agreements, it appears as though the investors may have had some control over the closing of the contribution transactions for the five properties and one structured real estate investment. For example, in your response to previous comment 8, you have not addressed why the closing of the Pidgeon Hill II property may not have occurred even though all the closing conditions had been satisfied. Please advise. We note further that the contribution transactions concerning Garden City Drive, Pidgeon Hill I and Twelve Oaks closed after the filing of the registration statement. Please confirm whether limited liability investors were irrevocably bound to the terms of the

Mr. Owen Pinkerton, Esq.
July 5, 2006

contribution agreements prior to the filing of the registration statement. With respect to comment 39 of your letter dated March 23, 2006 please clarify whether the 5 properties and one structured real estate investments mentioned on page 13 of the amendment to the registration statement were included in the description of the “managing membership interests” and/or “other interests in the Predecessor LLCs” you refer to in connection with the June 2005 closing date.

RESPONSE: As described below, the Company respectfully submits that all of the contribution transactions in connection with the Company’s formation were completed prior to the filing of the Registration Statement. Although some of the contribution transactions closed after the Company filed the Registration Statement, each limited liability company investor executed a contribution agreement prior to the filing date of the Registration Statement and was irrevocably bound to complete the contribution transactions contemplated by the agreement as of the execution date of each agreement.

As the Company has explained in its past response letters, it believes that the issuance of common stock to certain members of the limited liability companies that owned the Century South, Commerce Center I, Garden City Drive, Pidgeon Hill I and Pidgeon Hill II properties (the “Properties”) as consideration for their contribution of their interests in these Properties are private placements exempt from registration under Section 4(2) of the Securities Act. The Division of Corporate Finance of the Commission has taken the position in the Black Box, Inc. no action letter (available June 26, 1990) that a private placement shall be deemed completed for purposes of Rule 152 under the Securities Act of 1933, as amended, when the irrevocable investment decision to purchase or accept the securities offered is made, not when the securities offered in such a private placement actually are issued. In reaching this position, the Division of Corporate Finance emphasized that conditions to closing the private placement transaction contained in any purchase agreement, subscription agreement or consent agreement must not be subject to the discretion or control of the investor.

Each of the contribution agreements that the investors and the Company executed for the contribution of the membership interests in the entities that own the Properties (the “Contribution Agreements”) were executed over three months prior to the filing of the Registration Statement. In each of the Contribution Agreements, the satisfaction of each of the conditions to the investors’ obligations was beyond the discretion or control of the investors. Therefore, no investor could unilaterally cause a condition to his or her performance obligation to go unsatisfied and, thus, each investor was irrevocably

Mr. Owen Pinkerton, Esq.
July 5, 2006

bound to perform as of the date of each agreement. In addition, the investors did not have a right to terminate the Contribution Agreement for any reason, even if the conditions precedent to closing did not occur by a date certain.

With respect to the Company’s response to previous comment 8 of the letter dated April 7, 2006, the Company would like to clarify that when the Garden City Drive, Pidgeon Hill I and Pidgeon Hill II contribution agreements were executed, the members of the limited liability companies that owned the properties wanted comfort that the transactions would close within a reasonable period of time after the execution of the contribution agreements. The Company and these members agreed to include penalty provisions in the Garden City Drive, Pidgeon Hill I and Pidgeon Hill II contribution agreements to give the members comfort that the Company would work expeditiously to close the transactions by a specific outside date. However, the Company structured the penalty provision so that the Company would not pay a penalty if it was unable to obtain a lender consent prior to the date specified in the contribution agreement. As a result, the penalty payment would have been triggered only in the rare instance when all conditions to closing, including obtaining lender consent, had been satisfied prior to the date specified in the penalty provision, but the Company had been unable to complete all of its closing logistics, which can result in the Company needing several days to complete an acquisition after all conditions to closing have been satisfied.

Furthermore, the investors were irrevocably bound to perform even if the Company was required to pay a penalty pursuant to the penalty provisions contained in certain of the Contribution Agreements. Those penalty provisions did not grant the investors a right to terminate the contract due to the Company’s failure to close by a certain date. They merely required the Company to pay a penalty to the investors for failing to close by a certain date. Because each contribution transaction closed prior to the date specified in certain of the Contribution Agreements, the Company did not pay any penalty payments.

As described above, with respect to the Contribution Agreements for Garden City Drive, Pidgeon Hill I, Pidgeon Hill II and Twelve Oaks (which did not contain a penalty provision), all investors were irrevocably bound at the date of execution of each respective contribution agreement, which occurred prior to the filing of the Registration Statement. The reason all investors were irrevocably bound as of the execution date was because each of the conditions precedent to the completion of the contribution transactions were not subject to the discretion or control of the investor.

Mr. Owen Pinkerton, Esq.
July 5, 2006

Based upon the application of Rule 152, the Commission’s position set forth in the Black Box no action letter and the plain language in the Contribution Agreements, the contribution transactions that occurred pursuant to the Contribution Agreements were completed prior to the filing of the Registration Statement.

In addition, the Company confirms that the five properties and one structured real estate investment mentioned on page 13 of the prospectus were included in the description of the “managing membership interests” and/or “other interests in the Predecessor LLCs” it refers to in connection with the June 2005 closing date.

Financing Policy, page 15
4.	Please disclose the amount of the credit facility that has been drawn down as of a recent date. We note that you anticipate using a portion of the net proceeds from this offering to pay off the credit facility which implies that the facility is fully or partially drawn.

RESPONSE: The Company has revised the disclosure on pages 15, 72 and 90 of the prospectus in response to the Staff’s comment to disclose the amount of the credit facility that will be drawn down as of June 23, 2006.

Risk Factors
5.	Please add a risk factor that discusses the fact that you have, to this point, been unsuccessful in implementing your aggressive leasing strategy which involves acquiring properties with below market rents and increasing your revenues by instituting higher lease rates.

RESPONSE: The Company has added a risk factor on page 25 of the prospectus in response to the Staff’s comment.

Notes to Unaudited Pro Forma Consolidated Balance Sheet
Note (B), page 60
6.	We note from your revised disclosure in response to our prior comment 15 that the purchase price for the RSMK portfolio has been preliminarily allocated to the assets acquired, including intangible assets. Please revise your pro forma consolidated balance sheet on page 59 to reflect this preliminary purchase price allocation.

Mr. Owen Pinkerton, Esq.
July 5, 2006

RESPONSE: The Company’s revised pro forma balance sheet on page 59 of the prospectus is as of March 31, 2006 and reflects the acquisition of the RSMK portfolio in March 2006.

Unaudited Pro Forma Consolidated Statements of Operations, page 61
7.	Please summarize the principal differences in the pro forma adjustment to reflect the operations of Pinewood Plaza through the date of acquisition in October 2005 compared to the operations of Pinewood Plaza for the nine months ended September 30, 2005 disclosed on page F-31. In addition, please advise us and disclose what is included in other income for the RSMK Portfolio when compared to the amounts reported on page F-27.

RESPONSE: The Company has revised the pro forma adjustments on page 63 of the prospectus to reflect the operations of Pinewood Plaza and the RSMK Portfolio in response to the Staff’s comment. The pro forma adjustments for Pinewood Plaza are now substantially consistent with those disclosed on page F-43, after extrapolation for one additional month of operations. The Company respectfully submits that the pro forma adjustment to other income for the RSMK Portfolio is now immaterial and does not require disclosure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 65
8.	We note that you have classified certain properties as held for sale as of December 31, 2005. Please revise your disclosure to provide a discussion of management’s disposal plans and the impact these disposal plans may have on your financial condition, changes in financial condition and results of operations. In addition, please revise your “Description of Properties” disclosures on pages 93 -119 to reflect your disposal plans.

RESPONSE: The Company has revised its disclosure on pages 9, 69, 70, 96, 97 and 101 of the prospectus in response to the Staff’s comment. The Company respectfully informs the Staff that pages 107 and 108 of the prospectus reflects the Company’s disposal plans for the Hollymead Town Center property.

Mr. Owen Pinkerton, Esq.
July 5, 2006

Contractual Obligations, page 71
9.	Please summarize, in a footnote to the table, the property acquisitions and structured real estate investments for which you have a purchase obligation as of December 31, 2005.

RESPONSE: The Company has revised its contractual obligation table and related footnote on page 74 of the prospectus in response to the Staff’s comment.
Our Business and Properties
Office Market Overview, page 73
10.	Please further explain the meaning of footnote 3 of the table in your response to previous comment 26 so that it is clear how you are using the term “stock.”

RESPONSE: The Company has revised its disclosure on page 80 of the prospectus in response to the Staff’s comment.

11.	We refer to the revisions you provided in response to prior comment 24. Please disclose the weighted average base rent per leased square foot of your portfolio of properties. In addition, we note your statement regarding the “pace of absorption increases” that you believe will bring your figures in line with the regional averages. Please provide a basis for this belief in light of the disparity in these figures. Finally, please disclose that the average base rent per leased square foot for each of your properties is significantly below the averages listed for Washington, D.C., Northern Virginia and Suburban Maryland.

RESPONSE: The Company has revised the disclosure on pages 80 and 81 of the prospectus in response to the Staff’s comment. Additionally, the Company respectfully submits that the statement regarding the “pace of absorption increases” was included in the prospectus only to inform investors that as demand outpaces supply in the Company’s market, the Company expects to benefit from the resulting lower vacancy rates and higher rental rates. The statement was not intended to imply that increases in the “pace of absorption” within the Company’s market would create a competitive advantage for the Company in relation to other property owners in the Company’s market. Rather, the statement was meant to point out a positive macroeconomic trend in the Company’s market. The Company has revised the disclosure on pages 80 and 81 to remove any

Mr. Owen Pinkerton, Esq.
July 5, 2006

implication that the increase in the pace of absorption in its market may give it a competitive advantage in relation to other property owners in the Company’s market. As noted on page 81 of the prospectus, the Company believes that its operating strategy will permit it to increase the rents at its properties.
Our Formation Transactions, page 87
12.	We read your response to comment 28 and reissue our prior comment in part. Please revise your disclosure on page 89 and elsewhere in your filing to clarify whether Blair Fernau and William LeBlanc each hold a 33.3% Class B or C interest in Garden City Drive Investors LLC.

RESPONSE: The Company has revised the disclosure on pages 93, 94 and 150 of the prospectus in response to the Staff’s comment.

13.	We note your revised disclosure on page 90 which includes the number of shares received by Messrs. Minshall, Fernau and LeBlanc. Please tell us the number of shares received by each of your Founders with respect to each of ACC LLC, ACM and ARV/ACC Engineering. In addition, please advise us of the reasons for the disproportionate share distribution related to the contribution compared to the ownership interests in each of the LLC’s, which we understand is owned equally among Messrs. Minshall, Fernau and LeBlanc.

RESPONSE: The Company has revised the disclosure on pages 93, 94, 95, 150 and 151 of the prospectus in response to the Staff’s comment.
Index to Financial Statements, page F-1
14.	Please update the financial statements of RSMK Portfolio to include the most recent unaudited interim period based on the property’s fiscal period end.

RESPONSE: The Company has updated the financial statements of the RSMK portfolio to include the three months ended January 31, 2006.

15.	Please revise to include Schedule III in accordance with Rule 5-04 of Regulation S-X.

RESPONSE: The Company has included Schedule III on pages F-50 and F-51 of the prospectus in response to the Staff’s comment.

Mr. Owen Pinkerton, Esq.
July 5, 2006

Asset Capital Corporation, Inc.
Financial Statement and Notes
Note 1, Description of Business and Formation Transaction, page F-7
16.	We have considered your response included in your letter dated March 31, 2006 with respect to the accounting treatment applied to your formation transactions. Based on the facts and circumstances provided in your registration statement and response letters, we do not concur with your conclusion that the contribution of all of the net assets in ACC, LLC, ACM and ARV/ACC Engineering is a transaction without substance as contemplated in FTB 85-5 and Donna Coallier’s staff speech in December 1997. As such, please explain to us in sufficient detail how you will analyze your formation transactions under SFAS 141. In your response, please also tell us the consideration given in determining whether ACC Inc. is substantive for purposes of identifying the accounting acquirer.

RESPONSE: Based on its conversations with the Staff in response to the Company’s correspondence filings dated May 11, 2006 and June 2, 2006, the Company has concluded that its formation transactions represent a series of separate business combinations within the context of SFAS 141 and that ACC, Inc. is substantive for purposes of determining the accounting acquirer. Accordingly, the Company has applied full purchase accounting to each of the individual transactions that collectively constitute its formation transactions. With regard to Rules 3-05 and 3-14 of Regulation S-X, consistent with its conversations with the Staff, the Company has furnished the consolidated financial statements of ACC, L.L.C. for the three years ended December 31, 2005, which consolidate the accounts of the Predecessor LLCs through the dates of their respective contribution to ACC, Inc. Since ACM and ARV/ACC Engineering do not meet the significant subsidiary conditions set forth in Rule 1-02(w) of Regulation S-X, the Company has concluded that it is not required to furnish financial statements for these entities.

17.	Please further explain to us the consideration given to account for the acquisition of each of the Predecessor LLC’s on the closing acquisition date rather than the date of the contribution agreements.

Mr. Owen Pinkerton, Esq.
July 5, 2006

RESPONSE: As discussed in the Company’s response to comment 16, the Company has applied full purchase accounting its acquisition of the interests in each of the Predecessor LLCs. Consistent with the provisions of SFAS 141, the Company has concluded that the date of acquisition for each of the acquisition transactions was the closing acquisition date.
Note 2, Significant Accounting Policies
Real Estate Investment, page F-9
18.	Please disclose here or in a separate note to your financial statements the properties held for sale as of December 31, 2005. In addition, please include the disclosures required by paragraph 47 of SFAS 144 and how you considered the guidance in paragraphs 41 — 44 of SFAS 144 in reporting discontinued operations related to your properties held for sale as of December 31, 2005.

RESPONSE: The Company has revised Notes 2 and 3 to its financial statements on pages F-10 and F-14 of the prospectus in response to the Staff’s comment.

Note 11, Commitments and Contingencies
Commitments, page F-17
19.	Your response to comment 35 and disclosure on page 119 suggests that the redemption option relates solely to the Timonium Medical Center of the CareFirst Portfolio. Please revise your disclosure here or on page 119 to clarify which properties in the CareFirst Portfolio are subject to this redemption right. In addition, please tell us and revise your disclosure to include the fair value of the redemption right as of December 31, 2005.

RESPONSE: The Company has revised its disclosure on page F-19 of the prospectus in response to the Staff’s comment.

Part II
Recent Sales of Unregistered Securities, page II-1
20.	Please update your Recent Sales of Unregistered Securities section on page II-1 to reflect the exemptions relied upon and facts supporting your conclusion for the shares

Mr. Owen Pinkerton, Esq.
July 5, 2006

that were issued in connection with the contribution agreements. We note that the Recent Sales section currently only reflects shares issued in private transactions up to March 2005 but that additional shares were issued in exchange for interests in the properties on page 13.

RESPONSE: The Company respectfully informs the Staff that page II-3 of the Registration Statement includes disclosure relating to the issuance of the Company’s common stock in exchange for interests in the Company’s properties. The Company has revised the disclosure on page II-3 of the Registration Statement in response to the Staff’s comment to provide additional facts and the exemptions relied upon for such issuances.
If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (804)788-7366.
Very truly yours,
/s/ Daniel M. LeBey
Daniel M. LeBey

cc:	Charito A. Mittelman, Esq. Steven Jacobs Josh Forgione Peter C. Minshall